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                              October 23, 2023

       Walter Jankovic
       Chief Financial Officer
       Harmonic Inc.
       2590 Orchard Parkway
       San Jose, CA 95131

                                                        Re: Harmonic Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 000-25826

       Dear Walter Jankovic:

              We have reviewed your October 4, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29,
       2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 4: Revenue, page 60

   1. We note your response to prior comment 5. Your disclosures on page 36 indicate that the
                                                        "Appliance and
integration" revenue category "includes hardware, licenses and professional services"
and that the "SaaS and service" revenue category "includes usage fees for our SaaS
platform and support services." We further note that management makes several references to
hardware, software, and SaaS revenues during the second quarter
                                                        2023 earnings call.
Please tell us your consideration of separately disclosing revenues related to your
hardware, software, and service offerings or similar categories. In doing so, identify all specific
revenues categories regularly provided to your chief operating decision maker. In
addition to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, also see ASC
280-10-50-40.
 Walter Jankovic
Harmonic Inc.
October 23, 2023
Page 2

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWalter Jankovic                       Sincerely,
Comapany NameHarmonic Inc.
                                                        Division of Corporation
Finance
October 23, 2023 Page 2                                 Office of Manufacturing
FirstName LastName